FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 29, 2004

Pan American Silver Corp

(Translation of registrant’s name into English)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

April 29, 2004

PAN AMERICAN REPAYS PROJECT FINANCINGS

(all amounts in US$ unless otherwise stated)

Vancouver, Canada – Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) is pleased to report that it is fully prepaying two project related financings totaling $13 million. To reduce future interest expenses, Pan American has repaid the  $3.5 million loan relating to the initial development of the Huaron mine and has notified the International Finance Corporation of its intention to prepay the $9.5 million construction loan incurred to complete the expansion of the La Colorada mine last year. The early repayment of these loans will save Pan American approximately $500,000 in annual net interest expense. The loan prepayments are being funded from existing cash balances.

According to the Company’s Chairman and CEO, Ross Beaty, “The early conversion of the 5.25% convertible debentures due July 31, 2009 and the prepayment of these modest project loans clearly improves our financial position. We are now almost debt free with $120 million in cash, sufficient to purchase the Morococha mine in Peru, build the Alamo Dorado project in Mexico and complete the expansion of our Huaron mine in Peru. In addition, we have two more projects in feasibility. All our mines are now generating positive cash flow, which will fuel continued growth. Pan American is in the best financial condition it has ever been in while we continue to mature as the world’s pre-eminent primary silver producer.”

-end-

For Further Information Contact: Brenda Radies, VP Corporate Relations (604) 684-1175

www.panamericansilver.com

CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements and as such are based on an assumed set of economic conditions and courses of action. These include estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals.  There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American’s Form 40-F.

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6. TEL 604 684-1175  FAX 604 684-0147

www.panamericansilver.com

April 29, 2004

PAN AMERICAN REPORTS GOOD PROGRESS ON DEBENTURE CONVERSION OFFER

(all amounts in US$ unless otherwise stated)

Vancouver, Canada – Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) is pleased to announce good progress on the conversion of its 5.25% convertible unsecured senior subordinated debentures due July 31, 2009 (the “Debentures”).  Pursuant to an offer made by the Company on April 7, 2004, holders of approximately $70.8 million of the $86.25 million outstanding principal amount of the Debentures have converted their Debentures into common shares.  The increase in Pan American’s common share price since the Debentures were issued in July 2003 has facilitated the offer for early conversion, allowing debenture holders to realize significant gains on the underlying share price while allowing the Company to materially reduce its long term debt. The conversion offer remains open until May 21, 2004.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration of qualification under the securities laws of any such state

For further information, including copies of the written offer documents or the U.S. final prospectus relating to the common shares issued in connection with the conversion offer, contact: Brenda Radies, VP Corporate Relations (604) 684-1175

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6. TEL 604 684-1175  FAX 604 684-0147

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp

(Registrant)

By:/s/ Ross Beaty

(Signature)

Ross Beaty, Chairman and CEO

Date: April 29, 2004